 Momentum  Annual Report  2016  ®

Meta Financial Group // Annual Report 2016

To Our Shareholders:

Each year, I look forward to writing this letter to you, our shareholders, to share my thoughts about the great things happening at Meta. This past fiscal year ending September 30, 2016, has been one of unprecedented growth and momentum in which we nearly doubled net income. Our share price was up 45% during our fiscal year in an industry whose growth was relatively flat over the same time frame.

We have a unique business model with many synergies between our four businesses. These rapidly growing synergies provide Meta stronger earnings and scale as we continue to grow. We've created a financial eco-system through the development of products and services that leverage innovation and technology through multiple channels.

WE LEVERAGE DEPOSITS BROUGHT IN FROM OUR PAYMENTS DIVISION FOR FUNDING OUR BUSINESS DIVISIONS.


BANKING
• Meta's low-cost deposit base gives the Retail Bank competitive advantage on terms to attract high-quality credits
• Expect high credit standards and low cost deposit base to result in continued growth
PAYMENTS
• Continuing to grow "annuity"-like stream of fee income
• New and growing existing relationships driving growth with a strong pipeline
• Adjacent and complementary new products and services
METABANK
AFS/IBEX
• Loans to commercial businesses to fund their insurance premiums
• Short lending duration, typically 9-10 month maturities
• Higher yields than alternative loans or investments, particularly for the term
TAX SERVICES
• Offers tax refund-transfer (RTs) solutions through ACH direct deposit, check and prepaid card
• Growth enhanced by new Refund Advance product

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 Meta Financial Group // Annual Report 2016  Meta Financial Group // Annual Report 2016  In June, we received stronginvestment grade ratings withstable outlooks from Kroll  Bond Rating Agency (KBRA), aNationally Recognized StatisticalRating Organization registeredwith the SEC. In August, we  issued $75 million of subordinateddebt, the proceeds of which  qualifies as Tier 1 capital atMetaBank. This capital will be  used to support organic growthand acquisitions. This is an  important step to ensure wehave the capital capacity to takeadvantage of profitable growthopportunities and to continue ourpositive momentum.  Some of our highlights perbusiness are as follows:  META FINANCIAL GROUP  On May 20, 2016, Bank Directormagazine named MetaBank the#1 Top Growth Bank among allbanks and thrifts determined by  top-line growth over a five quarterperiod ending March 31, 2016. Theranking was established by the  compound average growth ratein revenues over the five linkedquarters. Non-performing assets(NPAs) remain low at 0.03%.  MetaBank continues to be astrong fee-based company with56% of our revenue coming fromfee income during 2016 with ahigh percentage expected in 2017.Meta is also well-positioned forrising interest rates with over 90%  2  non-interest-bearing deposits.Meta Financial Group’s stockperformance remained strongin fiscal 2016 as it increased  45% from $41.77 to $60.61. Thisfollowed a strong 18% stock priceincrease in fiscal 2015.  BANKING - METABANK  Retail Bank loans increased$146.8 million, or 25%, at  September 30, 2016 comparedto the prior year. Core depositsgrew $17.4 million, or 18%, year-over-year.  BANKING - AFS/IBEX  AFS/IBEX has seen significantgrowth this year. Premium  finance loans increased $65.1million, or 61%, from September30, 2015. Our scalable platformwill support anticipated robustnational growth. We continue toadd seasoned sales executivesand are building our nationalfranchise, which is currently thesixth largest premium financecompany in the country.  PAYMENTS - METAPAYMENT SYSTEMS  We added and extended a numberof key contracts in our Paymentsdivision to further solidify our  partnerships and bolster long-term growth and stability. OurPayments division grew feeincome 29% year-over-year.  Similarly, MPS average deposits  grew by 25% or $398.9 millioncompared to fiscal year 2015.  PAYMENTS -  REFUND ADVANTAGE  Refund Advantage (RA) offerstax refund-transfer (RT) solutionsfor independent tax preparersand their customers. RA had arecord-setting year, even though  the acquisition was completed inSeptember 2015, which meantwe were unable to implementeverything we wanted to  accomplish during the 2016 taxseason. We’re currently workingon new products and solutions forthe 2017 tax season. RA providesa great synergy with our other  business. Meta is able to provideloans to tax preparers, provideinterest-free Refund Advancesand tax refund-transfer solutionsthrough ACH direct deposit,  check, and prepaid card. Forfiscal year 2016, RA had $23.3  million in tax product revenues.  SUSTAINABLE GROWTH  We anticipate a strong outlookfor the future growth of Meta.We expect to close on our  EPS and Specialty ConsumerServices (“SCS”) acquisitionsduring the first quarter, fiscalyear 2017. We expect these andpotential future acquisitions  to further enhance income,scale and efficiencies for Metaand add even more synergies  to our current businesses.While we’ve seen dramatic  and very profitable growth thispast year, we are still workinghard to build for the future. Thisincludes investing in strategicinfrastructure initiatives to  ensure our staff, technology andfacilities are prepared for newopportunities for years to come.  One of MetaBank’s strategic areasof focus is to hire, develop and  place the right people in the rightroles to maintain a sustainableand effective organization. Wecontinue to hire key talent to  fill roles in Risk, Compliance,  Legal, IT, Product, BusinessDevelopment and many others.It’s not always about addingpeople but to make the talent wehave better. As such, investmentsin performance management,technical skills and leadershiptraining remain important.Sioux Falls is a home to manyfinancial service professionals thatMeta needs to prepare for thefuture. In addition, our wideningnational footprint allows us torecruit outside of the Midwest.  I want to take this opportunityto thank our board members,employees, customers and  J. TYLER HAAHR  Chairman of the Board and ChiefExecutive Officer of Meta FinancialGroup, Inc. (MFG) and MetaBank.He has held this position since  2011. Mr. Haahr joined MFG and itsaffiliates in 1997.  shareholders for our record-breaking year. Thank you  for all you do for Meta.  Sincerely,  J. TYLER HAAHR  Chairman of the Board andChief Executive Officer  Meta Financial Group, Inc.and MetaBank  3

 Meta Financial Group // Annual Report 2016  HIGHLIGHTS  Meta Financial Group // Annual Report 2016  FINANCIAL HIGHLIGHTS  Meta entered into a partnershipwith H&R Block on October 26,2016, to provide up to $1.45 billionin Refund Advances for H&R  Block tax preparation customersthroughout the 2017 tax season.H&R Block is the world’s largesttax services provider with  approximately 12,000 company-owned and franchise retail  locations.  On November 1, 2016, Metacompleted the acquisition of  substantially all of the assets andcertain liabilities of EPS Financial.EPS Financial is a leading providerof comprehensive tax-related  financial transaction solutionsoffering a one-stop-shop for all taxpreparer financial transactions.  acquisitions and investments inthe Bank as regulatory capital tosupport all growth.  Net income for the fiscal yearended September, 30, 2016, was$33.2 million, or $3.92 per dilutedshare, compared to $18.1 million,or $2.66 per diluted share for thecomparable prior year period.  Card fee income increased $16.0million, or 29% for the year endedSeptember 30, 2016, compared tothe prior year, as a result of growthfrom existing business partners aswell as new business.  Tax product fee income of $23.3million from our payments segmenthelped drive 2016 fiscal yearearnings. This income primarily  MFG loans receivable increased30% to $919.5 million during fiscal2016 compared to $706.3 million atSeptember 30, 2015.  Overall cost of funds at Metaaveraged 0.15% during fiscal 2016compared to 0.11% for the prioryear. The Company’s cost of fundsbenefits significantly from non-interest bearing deposits generatedprimarily within its MPS division.  MPS’s fiscal 2016 average depositsincreased by $398.9 million, or  25%, compared to the same periodin 2015, due to growth in existingprepaid card programs and the  addition of new business partners.  Meta’s net interest margin (NIM)increased from 3.03% in fiscal 2015  (Dollars in Thousands, Except Share and Per Share Data)  AT SEPTEMBER 30 Total assets  Loans receivable, netDeposits  Total annual average depositsShareholders’ equity  Book value per common share outstanding at end of yearTotal equity to assets  FOR THE FISCAL YEAR Net interest income  Non-interest incomeIncome, net of tax  Diluted earnings per share  Return on average assetsReturn on average equityNet interest margin  2016 2015  $4,006,419 $2,529,705  919,470 706,255  2,430,082 1,657,534  2,239,904 1,827,113  334,975 271,335  $ 39.30 $ 33.24  8.36% 10.73%  $ 77,305 $ 59,220  100,770 58,174  33,220 18,055  $ 3.92 $ 2.66  1.10% 0.78%  10.80% 8.83%  3.19% 3.03%  2014 2013 2012  $2,054,031 $1,691,989 $1,648,898  493,007 380,428 326,981  1,366,541 1,315,283 1,379,794  1,533,263 1,395,152 1,214,233  174,802 142,984 145,859  $ 28.33 $ 23.55 $ 26.79  8.51% 8.45% 8.85%  $ 46,262 $ 36,022 $ 33,734  51,738 55,503 69,574  15,713 13,418 17,114  $ 2.53 $ 2.38 $ 4.92  0.81% 0.78% 1.22%  10.01% 9.36% 18.47%  2.80% 2.48% 2.56%  Meta signed a definitive agreementon November 9, 2016, with  privately-held Specialty ConsumerServices (“SCS”) for Meta to  acquire substantially all of SCS’sassets and liabilities relating to itsconsumer tax advance business.SCS primarily provides consumertax advance services through  their underwriting model andloan management system. We  anticipate that the acquisition willclose by the end of the first quarterof fiscal year 2017.  The Company announced onAugust 15, 2016 that it completeda public offering of $75 millionof 5.75% fixed-to-floating ratesubordinated debentures dueAugust 15, 2026. Use of proceedsfrom the offering are for generalcorporate purposes, potential  consists of professional tax refund-transfer software fees for servicesused by independent Electronic  Refund Originators (“EROs”)and their customers. To a lesserextent, the growth also includedtax preparer fees for our RefundAdvance product offered to ourRefund Advantage EROs andLiberty Tax franchisees. MFG  began generating these tax refund-transfer software fees and tax  preparer fees following its purchaseof Refund Advantage in September2015.  MFG’s fiscal 2016 average assetsgrew to $3.02 billion, comparedto $2.32 billion in fiscal 2015, an  increase of 30%. This was driven bynon-interest bearing deposits, loanand investment growth.  to 3.19% in 2016. This improvementrelates to an improved mix of  interest-earning assets.  Non-performing assets (NPAs) were  0.03% of total assets at September30, 2016, compared to 0.31% at  September 30, 2015.  Tangible book value per commonshare increased by $6.97, or 28%,to $31.57 at September 30, 2016,from $24.60 at September 30,  2015.  Return on average equity (ROE)for the year ended September 30,2016, was 10.80%, compared to  8.83% for the same period in 2015.  Return of average assets (ROAA)for the year ended September30, 2016 was 1.10% compared to  0.78% for the same period in 2015.  TOTAL ASSETS  (in thousands)  ‘16 ‘15 ‘14 ‘13 ‘12  TOTAL REVENUES  (in thousands)  ‘16 ‘15 ‘14 ‘13 ‘12  TOTAL LOANS, NET  (in thousands)  ‘16 ‘15 ‘14 ‘13 ‘12  TOTAL NET INCOME  (in thousands)  ‘16 ‘15 ‘14 ‘13 ‘12  TOTAL AVERAGE DEPOSITS  (in thousands)  ‘16 ‘15 ‘14 ‘13 ‘12  This summary annual report highlights information contained in MFG’s Form 10-K for the year ended September 30, 2016, and does not contain all of the information you should consider  in making investment decisions with respect to MFG’s common stock. You are urged to read our entire Form 10-K, including the consolidated financial statements and the related notes  and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  4  5

Meta Financial Group // Annual Report 2016

AFS/IBEX

"We feel like we're a part of the AFS/IBEX family. We feel valued."

Gerri Rougeau
Vice President, HARCO

Family culture is one of the core values of HARCO Insurance Services. Founded in 1969, HARCO has always believed in treating employees and clients like family. This belief is no doubt one of the reasons that HARCO still finds success today. The insurance agency continues to build momentum, doubling its business in the last five years through a unique business strategy of acquisition of other insurance agencies, asking for referrals and account development within their current client base. HARCO is also part of the 30 percent of family-owned businesses that have survived past the first generation. The key to their momentum is based on strong family values – values they share with AFS/IBEX.

"Service and trust is the cornerstone of our business," said Josh Hargrave, President of HARCO. "We believe in developing and promoting education for our employees, which often sets us apart from our competition. We invest in their professional growth. This allows us to better protect and serve our clients."

Merry Jane Eversole, Vice President of Sales for AFS/IBEX, knows first-hand the expert customer service standards that HARCO delivers on a daily basis. "As a personal policy holder, I know they have my best interests in mind. I want to give my business to a company I believe in. I appreciate how they treat their employees. Their employees stay with them and feel special. HARCO keeps them vested and that, in turn, is reflected in how they approach customer service."

"Our relationship with AFS/IBEX is also a lot like family," said Gerri Rougeau, Vice President of HARCO. "Everyone in the office knows Merry Jane and that they can count on her as a resource. If we're working on a late night presentation, Merry Jane is right there with us via phone or email. We consider her a valuable member of our team. She always makes us feel like we are her number one priority."

Other premium finance companies have called on HARCO seeking their business but HARCO routinely declines. "We have a great relationship with AFS/IBEX," Josh said. "They are great at communicating and keeping us up to date on industry trends. Merry Jane visits with us at least once a month. She educates us and keeps us on the forefront of what's going on in the industry and how we can better serve our clients." Gerri added, "She is our business partner, our client and our friend."

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HARCO
INSURANCE SERVICES

From left: Merry Jane Eversole, Josh Hargrave and Gerri Rougeau

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From left: Jennifer Cecil, Betty Cecil

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Meta Financial Group // Annual Report 2016

REFUND ADVANTAGE

"We want to see our partners succeed, so we offer all the tools and assistance we can to help them meet their goals."

Alan Lodge
Refund Advantage

Ninety percent of businesses in the United States are family-owned according to the Small Business Administration, including Professional Accounting, located in Louisville, Ky. But owners Betty and Jennifer Cecil separate themselves from the competition with a commitment to efficiency and excellence. It's rare in the tax preparation industry to see a business, with the volume of Professional Accounting, maintain low filing-rejection rates, consistently year-over-year. For the Cecils, it's an indication of a successful business model driven by their dedication to serve their customers.

"We want to give every customer the attention they deserve. We do a lot of our work one-on-one with clients, which is something that sets us apart from our competitors," said Betty Cecil, who started Professional Accounting with her husband in 1976.

"The level of customer service that we provide to our clients is the same we expect from our partnership with Refund Advantage," said Betty's daughter, Jennifer. "We feel like partners, not clients," added Betty.

In response, Alan Lodge, President of the Tax Services division at MetaBank commented, "We care deeply about our relationships with our customers. It's important to us that they feel they can call us at any time and talk to someone from Refund Advantage – not a call center. That's what sets us apart from others in our industry."

Professional Accounting continues to experience growth as customers become aware of the advantages of working with a local office over a national chain. "Refund Advantage allows us to offer products to our customers who otherwise wouldn't be able to receive their refunds as quickly," said Jennifer. "Many of our customers can't afford to pay for their tax preparation up front. Refund Advantage allows us to be flexible with financing options while still helping people get their refunds quickly."

Cary Shields, president of Refund Advantage, is invested in helping the individual tax offices succeed. "It goes back to a base of customer care. That's the key difference between family-owned businesses versus the large chains, where a customer often loses the personal attention and becomes a statistic. The businesses we support are customer-focused. We want to help our individual tax office clients maintain their customer focus and help them provide that care for their customers."

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Meta Financial Group // Annual Report 2016

METBANK RETAIL

"MetaBank has been on-board since day one and was critical in the development of our venue. We are a place where people make memories. And we take that responsibility very seriously."

Tom Richter
Executive Director, Swiftel Center

The Swiftel Center in Brookings, SD, is an internationally-recognized venue and in a city of less than 23,000, this is no easy feat. Since opening in 2001, the Swiftel Center has been building momentum, setting records and winning awards for its outstanding staff and operations. The venue motto – Midwest hospitality at its best – echoes the values and traditions of MetaBank.

"To continue our forward momentum, I'm looking for staff members that are the best at what they do," said Tom Richter, Executive Director of the Swiftel Center. "Having worked with MetaBank since our venue opened, I've recognized that we hire staff with very similar traits. Much like MetaBank, our staff is what sets us apart. We all want to make a difference in people's lives every day."

"Longevity is a big part of our relationship," added Tim Peters, Brookings Market President for MetaBank. "We saw the potential that the Swiftel Center could bring to Brookings, not just in economic impact but also improving the quality of life for its citizens. When you have a facility that can boast of hosting fourteen of the artists nominated for a 2016 Country Music Award, you've really got something the community can take pride in."

The partnership between MetaBank and the Swiftel Center goes beyond sponsorship levels and signage. MetaBank has two ATMs on site and frequently selects the center for seminars and employee events. "MetaBank has always been a huge advocate of our facility," stated Tom. "They understand the vision and what we can accomplish by partnering together."


Swiftel

From left: Tim Peters, Jean Engen, Kristina Lankow, Tom Richter

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Meta Financial Group // Annual Report 2016

OPERATION HOPE

> "Operation HOPE focuses on helping people improve their financial situations. At times, our customers experience unexpected financial hardships. By partnering with Operation HOPE we can better serve our customers by providing a program to help them through these situations."
>
> Brad Hanson
> President of MetaBank and Meta Payment Systems

MetaBank is an active member of Operation HOPE, a best-in-class provider of financial literacy empowerment for youth, financial capability for communities, and ultimately, financial dignity for all. Operation HOPE achieves its mission by providing financial dignity and economic empowerment to over 2.2 million individuals worldwide. The partnership with Operation HOPE is a natural fit with Meta's vision to promote financial inclusion for everyone.

A core value of MetaBank is providing support and services to individuals and businesses regardless of their financial situation. In October 2016, MetaBank committed $1 million to Operation HOPE to develop the first ever virtual HOPE Inside@ MetaBank, which includes an Operation HOPE national call center and the growing HOPE Inside@MetaBank network to provide financial counseling service to MetaBank customers and cardholders who are facing financial hardships.

To date, MetaBank has invited nearly twenty of our partners and program managers to integrate the virtual HOPE Inside@ MetaBank program with their cardholders and customers. The program has the potential to provide financial education to over one million people. Operation HOPE delivers its global programs to employees through itsHR service, to young people in their schools, and to individuals and families in banks, community centers, credit unions, hotels, hospitals, grocery stores, and even shopping centers. HOPE Financial Well-being counselors provide customized financial advice with the goals of educating individuals and increasing credit scores to the bankable level of 700.

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COMMUNITY IMPACT
Meta Employee Volunteerism
11.5 thousand hours
volunteered in 2015
Meta Employee Giving
$129,029.80
in donations in 2015

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 Meta Financial Group // Annual Report 2016  PAYMENTS  Our Payments segment includes Meta Payment Systems (MPS) and Refund  Our Banking segment includes the retail bank and AFS/IBEX.  Meta Financial Group // Annual Report 2016  BANKING  •Premium Finance loans increased  AVERAGE MPSDEPOSIT GROWTH  UP  25%  as of Sept. 30, 2016  CARD FEE INCOMEINCREASE  UP  29%  as of Sept. 30, 2016  AVERAGE LOW-COSTMPS DEPOSIT BALANCES  Advantage (RA).  MPS is an industry leader as one of the top prepaid card issuers in the nation (theNilson Report, July 2016), and has issued more than 600 million prepaid cards  since 2005, over 100 million in 2015 alone. MPS sponsors approximately 65% ofthe “white label” ATM terminals throughout the United States and leads the wayin virtual cards for electronic settlements.  MPS continues to grow its partner base and is expected to welcome a newprogram manager partner, Xerox Card Services. We are also proud to announcethat we entered into multi-year contracts and expanded relationships withBlackhawk Network, Inc., StoneEagle Services, Inc., and Global Cash Card, Inc.MPS will continue to explore new product and service opportunities to extendfinancial dignity to the underbanked population and promote our corporate visionof: financial inclusion for everyone. We believe MPS will continue to succeed bysupporting the unbanked and underbanked markets.  Our Refund Advantage division operates out of offices in Louisville, Ky. Acquiredin September 2015, Refund Advantage is a leading provider of professional taxrefund-transfer software used by independent Electronic Return Originators  (EROs).  Meta entered into a program partnership with H&R Block on October 26, 2016to provide up to $1.45 billion in Refund Advances for H&R Block tax preparationcustomers throughout the 2017 tax season.  Acquired in November 2016, EPS Financial is a leading provider of comprehensivetax-related financial transaction solutions offering a one-stop shop for all tax  preparer financial transactions. These solutions include a full suite of refundsettlement products, prepaid payroll card solutions and merchant services. OurEPS division operates in Easton, Pa.  On November 9, 2016, Meta entered into an agreement to acquire substantially  The Banking segment had an exceptional year in loan growth,particularly in our commercial real estate, residential mortgage andpremium finance lines of business. The 30% YoY increase was drivenby the number and average amount of loans originated. This notablegrowth was achieved without compromising credit quality.  MetaBank has 10 branches in four markets across S.D. and Iowa, andwe are the cornerstones for the banking services in the communitieswe serve. We offer an array of financial services and products for retail,business and agriculture customers. We are dedicated to providing  exceptional service to our customers.  Through its AFS/IBEX division, MetaBank provides short-term, usuallyfully collateralized, financing to facilitate the commercial customers’purchase of insurance, otherwise known as insurance premium  financing. AFS/IBEX operates out of offices in Dallas, Texas andNewport Beach, Calif. AFS/IBEX is committed to taking care of theneeds of our agents/brokers and customers by investing in the latestcomputer technologies. We like to call it our “High Tech, High Touch”approach to Premium Financing, giving the level of service our clientsdeserve and respect.  $65.1 million, or 61%, to $171.6million at September 30, 2016,  compared to the same period in theprior year.  •Retail Bank total loans increased $146.8 million during the fiscal  year, or 25%, to $737.4 million.Commercial real estate andresidential mortgage loans  increased $112.7 million, or36%, and $37.3 million, or 30%,respectively.  •MetaBank’s non-performing assets were down to 0.03% of total assets  in 2016, compared to 0.31% in2015.  •Retail Bank deposits increased $91.3 million from September  30, 2015, to $299.0 million atSeptember 30, 2016.  (in thousands)  all of the assets and liabilities of SCS. Operating out of their offices in Hurst, Texas,Specialty Consumer Services (“SCS”) primarily provides consumer tax advanceservices through their propriety underwriting model and loan management  system. Meta announced the SCS acquisition in November 2016.  •MPS generated an average of $2.00 billion in non-interest bearing deposits for the year ended September 30, 2016, compared to an average of $1.6 billion for  the same period in 2015, an increase of 25%.  NON-PERFORMING ASSETS  0.31%  0.16%  LOAN BALANCES - RETAIL BANK  As of 9/30/16  Ag Operating:  Commercial 5%Operating: 4%  Consumer:  3%  Residential  Ag Real Estate: Mortgage:  22%  9%  ‘16 ‘15 ‘14 ‘13 ‘12  14  •Tax product fee income from our Refund Advantage division recorded non- interest income of $23.3 million for the year ended September 30, 2016.  •Card Fee income increased $16.0 million, or 29%, for the year ended September 30, 2016, compared to September 30, 2015. This increase is primarily due to the  addition of new partners and added business from existing partners.  0.05%0.05%  0.03%  ‘16 ‘15 ‘14 ‘13 ‘12  Commercial & Multi-Family: 57%  15

 Meta Financial Group // Annual Report 2016  COMPANY PROFILE  Meta Financial Group, Inc.® and agricultural depositors and  (NASDAQ Global Market®: CASH), is borrowers.  the holding company for MetaBank®, Meta Payment Systems (MPS)  Refund Advantage, based inLouisville, Ky., provides tax refund-transfer software for Electronic  Annual Meeting of Shareholders  The Annual Meeting of Shareholders willconvene at 1 p.m., on Monday, January 23,2017. The meeting will be held at MetaBank  Meta Financial Group // Annual Report 2016  INVESTOR INFORMATION  Shareholder Services Investor Relations  Shareholders desiring to change the name, Requests for Form 10-K, other inquiries  address or ownership of stock; to report or investor comments are welcome and  lost certificates; or to consolidate accounts should be directed to:  a federally chartered savings bank,Member FDIC. Headquartered in  Sioux Falls, S.D., MetaBank operatesin both the Banking and Paymentsindustries: MetaBank, its traditionalretail banking operation; Meta  Payment Systems, its electronicpayments division; AFS/IBEX,its insurance premium financing  division; and Refund Advantage, itstax refund-transfer software division.  MetaBank, the retail bankingdivision, operates 10 retail branches  is a recognized leader in theprepaid card industry and providesinnovative payment solutionsdelivered nationally in collaborationwith market-leading partners. MPSfocuses on offering specific productsolutions in the following areas:prepaid cards, credit products,electronic funds transfer and ATMsponsorship.  AFS/IBEX provides short-term,collateralized financing to facilitate  Return Originators (EROs) and theircustomers. Their software is used inover 10,000 locations nationwide andprocesses over one million refund-transfers a year.  MetaBank’s vision is to promotefinancial inclusion for everyone™.In 2016, MetaBank was named the  number one top growth bank in thenation out of approximately 7,000banks in the country (Bank Director,2016). Meta Payment Systems  consistently ranks as one of the  Corporate Services building, 5501 SouthBroadband Lane, Sioux Falls, S.D. Furtherinformation with regard to this meeting canbe found in the proxy statement.  Independent Auditors  KPMG LLP  2500 Ruan Center666 Grand Avenue  Des Moines, IA 50309-2372  should contact the corporation’s transferagent:  Computershare Investor Services211 Quality Circle Suite 210  College Station, TX 77845Telephone: 800.522.6645  Website: https://www-us.computershare.com/investor/Contact/Enquiry  Form 10-K  Copies of the company’s Annual Report onForm 10-K for the year ended September30, 2016 (excluding exhibits thereto), maybe obtained from metafinancialgroup.com.  Brittany Kelley ElsasserInvestor Relations  5501 South Broadband LaneSioux Falls, S.D. 57108  Telephone: 605.362.2423  InvestorRelations@metabank.commetafinancialgroup.com  in four market areas: Central Iowa;Storm Lake, Iowa; Brookings, S.D.;  the purchase of insurance forcommercial property, casualty and  top two prepaid card issuers in theUnited States and has the largest  DIVIDEND AND STOCK MARKET INFORMATION  Meta Financial Group’s common stock  and Sioux Falls, S.D. Based in Sioux  liability risk. Based in Dallas, Texas,  “white label” ATM network in the  trades on the NASDAQ Global Select  Market Capitalization  Falls, MetaBank offers traditionalbanking services designed to servethe needs of individual, business  AFS/IBEX originates loans through anetwork of independent insuranceagencies.  META FINANCIAL GROUP, INC  METABANK  nation. Market under the symbol “CASH” Market  capitalization increased $175.6 millionor 51.5% from September 30, 2015 to  September 30, 2016. Shares outstandingincreased from 8,163,022 to 8,523,641with share price increasing from $41.77to $60.61 at September 30, 2015 and  September 30, 2016, respectively.  SHARES SHARE MARKET  OUTSTANDING PRICE CAPITALIZATION  9/30/2015 8,163,022 41.77 340,969,428.94  9/30/2016 8,523,641 60.61 516,617,881.01  Percentage Growth 4.42% 45.10% 51.51%  Comparison of 5 Year Cumulative Total Return  Assumes Initial Investment of $100 September 2016  400.00  BANKING  RETAIL BANK AFS/IBEX  Forward-Looking Statements  PAYMENTS  META PAYMENT SYSTEMS REFUND ADVANTAGE  Market Makers for Meta Financial Group(NASDAQ: CASH) as of September 30, 2016:  Sandler O’Neill & PartnersRaymond James  Keefe, Bruyette & Woods, Inc.FBR Capital Markets & Co.  Morgan Stanley & Co. LLC  350.00  300.00  250.00  200.00  150.00  MFG from time to time may make written or oral “forward-looking statements” including statements contained in its filings with the Securities andExchange Commission (“SEC”), in its reports to shareholders, in this summary annual report and in other communications by the Company, which aremade in good faith by the Company pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You can identifyforward-looking statements by words such as “may” “hope” “will” “should” “expect” “plan” “anticipate” “intend” “believe” “estimate” “predict”“potential” “continue” “could” “future” or the negative of those terms or other words of similar meaning. You should read statements that containthese words carefully, because they discuss our future expectations or state other “forward-looking” information. These forward-looking statementsinclude statements with respect to the Company’s beliefs, expectations, estimates and intentions that are subject to significant risks and uncertainties,and are subject to change based on various factors, some of which are beyond the Company’s control. Discussions of factors affecting the Company’sbusiness and prospects are contained in the Company’s periodic filings with the SEC. The Company expressly disclaims any intent or obligation toupdate any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or its subsidiaries.  16  UBS Securities LLC  Merill Lynch, Pierce, FennerGoldman, Sachs & Co.  Citadel Securities LLCKCG Americas LLC  100.00  50.00  0.00  2011 2012  Meta Financial Group, Inc.  2013 2014 2015 2016  NASDAQ Composity Index NASDAQ ABA Community Bank Index  17

Meta Financial Group // Annual Report 2016

CORPORATE LEADERSHIP

BOARD OF DIRECTORS

J. Tyler Haahr
Chairman of the Board and Chief Executive Officer Meta Financial Group Inc. and MetaBank

Brad C. Hanson
President Meta Financial Group Inc., MetaBank and Meta Payment Systems

Douglas J. Hajek
Partner at Davenport, Evans, Hurwitz & Smith, LLP

Elizabeth G. Hoople
Consultant and Retired Senior Vice President of Marketing Wells Fargo

Frederick V. Moore
Vice Chairman of the Board and Lead Director, Meta Financial Group Inc. and MetaBank, President of Buena Vista University

Rodney G. Mullenburg
Retired Dairy Specialist Manager, Purina Mills, Inc.; Retired Consultant, TransOva Genetics Dairy Division and Retired Director of Sales and Marketing TransOva Genetics

Becky S. Shulman
Chief Financial Officer and Chief Operations Officer Card Compliant, LLC

Kendall E. Stork
Retired President Citibank SD, NA and Sioux Falls Site President

SENIOR OFFICERS

J. Tyler Haahr
Chief Executive Officer

Brad C. Hanson
President

Glen Herrick
Executive Vice President, Chief Financial Officer

Cynthia Smith
Executive Vice President and Chief Operating Officer

Whitney Bright
Senior Vice President, Client Relations

Connie Burrer
Senior Vice President, Enterprise Project Management

Jeffrey Gednalske
Senior Vice President, General Counsel

John Hagy
Head of Government and Industry Relations

John Holsan
President, AFS/IBEX

Barbara Koopman
Senior Vice President, Retail Bank Operations

Troy Larson
Senior Vice President, Chief Technology Officer

Alan Lodge
President, Tax Services Division

SENIOR OFFICERS *cont.*

Linda Loof
Senior Vice President, Strategic Accounts

Beth Ormseth
Senior Vice President, FIU/EFT Operations

Steven Patterson
Chief Lending Officer and President, Central Iowa Market

Timothy Peters
President, Brookings Market

Donald Rogers
Head of Operations, AFS/IBEX

Grant Rogers
Senior Vice President, Business Development and Sales

Scott Scovel
Senior Product Portfolio Manager, MPS

Eric Sepci
National Sales Manager, AFS/IBEX

Cary Shields
President, Refund Advantage

Jeanni Stahl
Senior Vice President, Chief Risk Officer and Chief Compliance Officer

Ian Stromberg
Senior Vice President, Human Resources and Properties

Sonja Theisen
Senior Vice President, Chief Accounting Officer

Kathryn M. Thorson
President, Sioux Empire Market

Scott Van Horssen
Senior Vice President, Treasurer

Ronald Van Zanten
Senior Vice President, Data Management and Business Intelligence

Jennifer Warren
Senior Vice President, Chief Audit Executive

Jon W. Wilcke
President, Northwest Iowa Market

18

19

Meta Financial Group // Annual Report 2016LOCATIONS  META FINANCIAL GROUP  metafinancialgroup.com  5501 South Broadband LaneSioux Falls, SD 57108  605.361.4347  866.550.6382605.338.0604 fax  META PAYMENT SYSTEMS  metapay.com  5501 South Broadband LaneSioux Falls, SD 57108  605.361.4347  866.550.6382605.338.0604 fax  AFS/IBEX  afsibex.com  4100 Newport Place Dr. #670Newport Beach, CA 92660  750 North Saint Paul StreetSuite 1500  Dallas, TX 75201800.299.5626  214.954.0537 fax  REFUND ADVANTAGE  refund-advantage.com  9000 Wessex Pl, Ste. 101Louisville, KY 40222-4987800.967.4934  877.559.0558 fax  20  METABANK  metabank.com  CENTRAL IOWA MARKET  Highland Park  3624 Sixth AvenueDes Moines, IA 50313515.288.4866  515.288.3104 fax  Ingersoll  3455 Ingersoll AvenueDes Moines, IA 50312515.274.9674  515.274.9675 fax  Urbandale  4848 86th StreetUrbandale, IA 50322515.309.9800  515.309.9801 fax  West Des Moines3448 Westown ParkwayWest Des Moines, IA 50266515.226.8474  515.226.8475 fax  NORTHWEST IOWA MARKET  Storm Lake Main Office121 East Fifth Street  Storm Lake, IA 50588712.732.4117  712.749.7502 fax  Storm Lake Plaza  1413 North Lake AvenueStorm Lake, IA 50588712.732.6655  712.732.7924 fax  BROOKINGS MARKET  Brookings Main Office600 Main Avenue  Brookings, SD 57006605.692.2314  605.692.7059 fax  SIOUX EMPIRE MARKET  Sioux Falls Main Office4900 South Western AvenueSioux Falls, SD 57108  605.338.0059  605.338.0155 fax  South Minnesota Avenue2500 South Minnesota AvenueSioux Falls, SD 57105  605.977.7500605.977.7501 fax  West 12th Street2104 West 12th StreetSioux Falls, SD 57104605.336.8900  605.336.8901 fax

 ®  MetaFinancialGroup.com  5501 South Broadband Lane Sioux Falls, SD 57108